

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2021

David Kaplan
Chief Executive Officer
Gin & Luck Inc.
3756 W. Avenue 40, Suite K #278
Los Angeles, CA 90065

>   **Re: Gin & Luck Inc.**
>   **Amendment No. 2 to Offering Statement on Form 1-A**
>   **Filed July 27, 2021**
>   **File No. 024-11463**

Dear Mr. Kaplan:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Offering Statement on Form 1-A filed July 27, 2021

Financial Statements
Consolidated Statements of Operations, page F-5

1.   Your presentation of gross profit on the face of your consolidated statement of operations excludes certain costs such as payroll cost, occupancy cost, and depreciation or amortization expense that are directly applicable to your bar and restaurant sales, consulting and management fees, and other revenue. Please revise to present costs of revenues individually for product sales, services, and other revenue or remove the gross profit subtotal from your consolidated statement of operations.

You may contact Suying Li at 202-551-3335 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jamie Ostrow, Esq.